Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	Dune Acquisition Holdings LLC

Address of Joint Filer:	c/o Dune Acquisition Corporation 700 S. Rosemary Avenue, Suite 204 West Palm Beach, Florida 33401

Relationship of Joint Filer to Issuer:

10% Owner Director (Director by Deputization). Mr. Glatt serves as a Director of the Issuer. Altitude Dune Acquisition Holdings LLC may be deemed a director by deputization as a result of such service of Mr. Glatt.

Issuer Name and Ticker or Trading Symbol:	Dune Acquisition Corporation [DUNE]

Date of Event Requiring Statement:
(Month/Day/Year):	12/17/2020

Name of Joint Filer:	Carter Glatt

Address of Joint Filer:	c/o Dune Acquisition Corporation 700 S. Rosemary Avenue, Suite 204 West Palm Beach, Florida 33401

Relationship of Joint Filer to Issuer:	10% Owner, Officer (Chief Executive Officer) and Director

Issuer Name and Ticker or Trading Symbol:	Dune Acquisition Corporation [DUNE]

Date of Event Requiring Statement:	12/17/2020
Month/Day/Year):